Filed Pursuant to Rule 433

Registration Statement No. 333-233572

September 4, 2019

Murphy Oil USA, Inc.

Pricing Term Sheet

$500,000,000 4.750% Senior Notes due 2029

This pricing term sheet dated September 4, 2019 to the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) dated September 4, 2019 of Murphy Oil USA, Inc. is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this pricing term sheet and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Murphy Oil USA, Inc.

Guarantors:	Murphy USA Inc. (parent) and certain domestic subsidiaries of Murphy USA Inc.

Security Description:	Senior Unsecured Notes

Distribution:	SEC Registered

Size:	$500,000,000

Gross Proceeds:	$500,000,000

Use of Proceeds*:	The Issuer expects the net proceeds to be approximately $493.75 million, after deducting underwriting discounts and before other estimated expenses of the offering that are payable by the Issuer. The Issuer intends to use the net proceeds from this offering plus cash on hand to fund the Tender Offer, the Redemption, any related premiums, penalties, fees and expenses in connection with the foregoing, and to effect the Satisfaction and Discharge.

Maturity Date:	September 15, 2029

Coupon:	4.750%

Issue Price:	100.000% of face amount, plus accrued interest from September 13, 2019

Yield to Maturity:	4.750%

Spread to Benchmark Treasury:	+329 basis points

Benchmark Treasury:	UST 1.625% due August 15, 2029

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2020

Record Dates:	March 1 and September 1

Equity Clawback:	At any time prior to September 15, 2022, the Issuer will be entitled at its option to redeem notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the notes (calculated after giving effect to the issuance of Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 104.750%, plus accrued and unpaid interest thereon to the redemption date with the Net Cash Proceeds from one or more Qualified Equity Offerings, if at least 60% of the aggregate principal amount of the notes (calculated after giving effect to the issuance of Additional Notes, if any) remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of such Qualified Equity Offering.

Optional Redemption:

Make-whole call @ Treasury Rate +50 basis points prior to September 15, 2024.

On or after September 15, 2024, the Issuer will be entitled at its option to redeem all or a portion of the notes, at the redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on September 15 of the years set forth below:

	On or after:	Price:

	2024	102.375%

	2025	101.583%

	2026	100.792%

	2027 and thereafter	100.000%

Change of Control:	Putable at 101% of principal plus accrued and unpaid interest, if any, to the date of repurchase

Pricing Date:	September 4, 2019

Settlement Date**:	September 13, 2019 (T+7)

CUSIP / ISIN:	626738AE8 / US626738AE88

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Ratings***:	Ba2 (Moody’s) / BB+ (S&P)

Lead-Left Book-Running Manager:	J.P. Morgan Securities LLC

Joint Book-Running Managers:	RBC Capital Markets, LLC and Stephens Inc.

Senior Co-Managers:	BofA Securities, Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC

PNC Capital Markets LLC

UMB Financial Services, Inc.

Hancock Whitney Investment Services, Inc.

*

This pricing term sheet is not an offer to purchase or a solicitation of an offer to sell the 2023 Notes, and the Tender Offer will be made solely pursuant to the Offer to Purchase. The Redemption will be made solely pursuant to a redemption notice delivered pursuant to the 2023 Indenture, and nothing contained in this prospectus supplement constitutes a notice of redemption of the 2023 Notes.

**

The Issuer expects that delivery of the notes will be made against payment therefore on or about September 13, 2019, which will be the seventh business day following the date of pricing of the notes, or ‘‘T+7.’’ Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

***	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

*     *     *

The Issuer has filed a registration statement (including a prospectus), which became effective on August 30, 2019, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Issuer’s prospectus in that registration statement, the Preliminary Prospectus Supplement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533.